

December 29, 2011

Via E-mail
Jack Gee
Chief Financial Officer
iShares S&P GSCI Commodity-Indexed Trust (registrant)
iShares S&P GSCI Commodity-Indexed Investing Pool LLC (co-registrant)
c/o BlackRock Asset Management International Inc.
400 Howard Street
San Francisco, CA 94105

> **Re:** **iShares S&P GSCI Commodity-Indexed Trust (registrant)**
> **iShares S&P GSCI Commodity-Indexed Investing Pool LLC (co-registrant)**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-32947 (registrant)**
> **File No. 001-32948 (co-registrant)**

Dear Mr. Gee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

1. In future Exchange Act periodic reports, please disclose your Authorized Participants.

Investment Objectives of the Trust and the Investing Pool, page 2

2. We note that the "investment objective of the Trust is to seek investment results, through the Trust's investment in the Investing Pool, that correspond generally, but are not necessarily identical, to the performance of the Index." In future Exchange Act periodic reports, please include a more detailed discussion of how the futures will be used to

Jack Gee
iShares S&P GSCI Commodity-Indexed Trust (registrant)
iShares S&P GSCI Commodity-Indexed Investing Pool LLC (co-registrant)
December 29, 2011
Page 2

achieve the investment objective and the ways in which the investment results are not necessarily identical to the performance of the index. Lastly, where appropriate, in future Exchange Act filings, please include a chart showing the trust's performance compared to the benchmark performance for the last fiscal year.

<u>During a period when commodity prices are fairly stationary…, page 17</u>

3.   In future Exchange Act periodic reports, please include a chart showing the impact of backwardization or contago, to the extent applicable. Also, please discuss whether the trust would perform better in a contango market or a backwardization market.

<u>Regulatory developments with respect to the futures and over-the-counter markets…, page 17</u>

4.   In future Exchange Act periodic reports, please include disclosure regarding how close you are to reaching such position limits, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may Angela McHale, Attorney Advisor, at 202-551-3402 or me at 202-551-3233 if you have questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief